ONE BATTERY PARK PLAZA
NEW YORK, NEW YORK 10004

TELEPHONE: (212) 574-1200	901 K STREET, NW
FACSIMILE: (212) 480-8421	WASHINGTON, DC 20001
WWW.SEWKIS.COM	TELEPHONE: (202) 737-8833
FACSIMILE: (202) 737-5184

June 19, 2015

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: John Dana Brown, Attorney Advisor

Re:	Poseidon Containers Holdings Corp.

Confidential Draft Registration Statement on Form F-1

CIK No. 0001620944

File No. 333-204968

Dear Mr. Brown:

Reference is made to the draft registration statement on Form F-1 (the “Draft Registration Statement”) of Poseidon Containers Holdings Corp. (the “Company”) in connection with the registration of the Company’s common shares under the Securities Act of 1933, as amended, that was confidentially submitted to the U.S. Securities and Exchange Commission (the “Commission”) for review on September 30, 2014. By letter dated October 27, 2014 (the “First Comment Letter”), the staff of the Commission (the “Staff”) provided the Company with its comments to the Draft Registration Statement. The first amended draft registration statement on Form F-1 (the “First Amended Draft Registration Statement”), which responded to the Staff’s comments contained in the First Comment Letter, was confidentially submitted to the Commission for review on December 9, 2014. By letter dated December 22, 2014, the Staff provided the Company with its comments (the “Second Comment Letter”) to the First Amended Draft Registration Statement. The second amended draft registration statement on Form F-1 (the “Second Amended Draft Registration Statement”), which responded to the Staff’s comments contained in the Second Comment Letter, was confidentially submitted to the Commission for review on May 21, 2015. On June 15, 2015, the Company publicly filed its registration statement on Form F-1 (the “First Registration Statement”), which included the Company’s financial statements for the first quarter of 2015, updates to its anticipated fleet, and other updates for the passage of time. By letter date June 15, 2015, the Staff provided the Company with its comments (the “Third Comment Letter”) to the Second Amended Draft Registration Statement. The Company’s first amended registration statement on Form F-1 (the “First Amended Registration Statement”), which responds to the Staff’s comments contained in the Third Comment Letter, is today being publicly filed with the Commission.

U.S. Securities and Exchange Commission

June 19, 2015

Capitalized terms used in this letter that are not otherwise defined herein have the meanings ascribed to them in the First Amended Registration Statement. The following numbered paragraphs correspond to the numbered paragraphs in the Third Comment Letter.

Our Initial Fleet, page 2

1.	It appears from your Current Daily Charter Rates on page 2 that each of your three A.P. Moller charter agreements may be providing you with a material portion of your revenues. We also note the disclosure on pages 17 and 24 regarding the potential difficulty of re-chartering vessels upon termination or expiration. To the extent your business is substantially dependent on these contracts please file these agreements as exhibits to your registration statement or please provide us your analysis as to why this is not required.

The Company respectfully advises the Staff that it does not plan to provide its charter contracts as exhibits to its registration statement on Form F-1 because the Company does not consider such contracts to be material contracts not within the ordinary course of business within the meaning of Item 601(b)(10) of Regulation S-K.

Item 601(b)(10)(i) of Regulation S-K defines a material contract, in relevant part, as a “contract not made in the ordinary course of business which is material to the registrant.” According to Item 601(b)(10)(ii) of Regulation S-K, if a contract is of the type that ordinarily accompanies the kind of business conducted by the registrant, the contract will be deemed to have been made in the ordinary course of business and need not be filed unless it falls within one or more of the categories set forth in subsections (A) through (D) thereof. Item 601(b)(10)(ii) further provides that even if the contract falls within one or more of the specified categories, it need not be filed if it is immaterial in amount or significance. The categories specified in Item 601(b)(10)(ii) (A), (C) and (D) are inapplicable to the Company’s time charter agreements. Subsection (B) requires the filing of any contract upon which the registrant’s business is substantially dependent.

The Company does not believe that its business is substantially dependent on any one of its time charter agreements with A.P. Moller with respect to the vessels M/V Mary, M/V Kristina or M/V Safmarine Highveld, which individually represent approximately 13.4%, 13.4% and 14.2%, respectively, of the Company’s revenues for the three months ended March 31, 2015. Furthermore, following the Company’s purchase of the four Acquisition Vessels using the net proceeds of this offering (which will be acquired with time charters attached) these three contracts with A.P. Moller will individually represent approximately 7.7%, 7.7%, and 8.1%, respectively, of the Company’s revenues, for the three months ended March 31, 2015 on a pro forma basis, which will be reduced further should the Company exercise its option to purchase Odyssia, as described in the First Amended Registration Statement. Accordingly, the Company does not believe that its business is substantially dependent on any one of these time charter contracts.

Furthermore, none of these time charter agreements are dependent on the other. While the termination of any of these time charter contracts could have a negative impact on the

U.S. Securities and Exchange Commission

June 19, 2015

Company’s revenues, the Company believes that it could replace such contract with a new charter contract in a relatively short period of time and that any such negative impact would be only temporary. As described throughout the First Amended Registration Statement, the M/V Mary, M/V Kristina and M/V Safmarine Highveld were built in 2013 and have fuel-efficient specifications, which render them commercially attractive to liner companies. They are designed to operate efficiently to move large volumes of cargo while achieving much lower fuel consumption without compromising speed, which enables the Company to capture a premium to the average charter rates for less efficient containerships of similar size. Fuel efficient ships represent a small portion of total supply, and as of May 31, 2015, less than 4.0% of the worldwide container fleet (approximately 200 vessels) was of fuel efficient design, including the M/V Mary, M/V Kristina and M/V Safmarine Highveld.

Finally, to the extent that the Company’s charter agreements were terminated by a charterer other than pursuant to the specific permitted circumstances contained therein, the Company would vigorously pursue any and all claims for damages and the other remedies available to it, which, if successful, would offset the temporary negative impact on its revenues. While it is not guaranteed that the Company would recover any amounts in the case of a breach of a charter agreement, the Company believes that the amounts recovered, if any, would mitigate any lost revenue the Company might sustain while its vessels are being re-employed. While any termination of a charter agreement could have a temporary negative impact on the Company’s revenues (offset by early termination fees in the event of cancellation by a charterer), any such termination would not have a long-term impact on its business.

For the reasons set forth above, the Company does not believe that its business is substantially dependent on any of its contracts with A.P. Moller, and since they were entered into in the ordinary course of business, it does not believe that these agreements are material contracts that would be required to be filed pursuant to Item 601(b)(10) of Regulation S-K. The Company also respectfully notes that a review of the Commission filings of other international shipping companies would reflect a similar position taken by those companies.

The Company believes that its current vessel disclosure regarding its charter agreements, including the daily charter rate, vessel specifications, counterparty and expiry date, and its financial disclosure, which presents vessel earnings on an aggregate basis, provides investors with all the material terms of these contracts and is consistent with industry disclosure. The Company undertakes to periodically review how it discloses the material terms of its charter agreements to ensure meaningful information is being provided to investors.

Management’s Discussion and Analysis, page 49

Cash Flows, page 61

U.S. Securities and Exchange Commission

June 19, 2015

Net Cash Provided by Operating Activities, page 61

2.	Please discuss the material items and associated underlying drivers contributing to the change in net cash provided by operating activities. Reference to results of operations (that is prepared on an accrual basis), items reported in the statement of cash flows or changes in line items presented in your balance sheet may not provide a sufficient basis for an investor to fully understand how cash was directly affected. Refer to Section IV.B.1 of “Interpretation: Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations” available on our website at http://www.sec.gov/rules/interp/33-8350.htm for guidance.

In response to the Staff’s comment, the Company has revised its disclosure in the First Amended Registration Statement under the heading “Management’s Discussion and Analysis—Cash Flows—Net Cash Provided by Operating Activities” to disclose the requested material items and associated underlying drivers contributing to the change in net cash provided by operating activities.

3.	Please explain to us and disclose the distinction between operating assets and working capital referred to in your analysis.

The Company advises the Staff that there is no distinction between operating assets and working capital. The Company has revised its disclosure under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Cash Flows—Net Cash Provided by Operating Activities” to remove references to working capital.

Note 20. Subsequent Events, page F-27

4.	Please tell us and disclose your accounting treatment of the discharge of the mortgage of M/V Pisti in the nonmonetary exchange of the Pisti for the M/V Mamitsa.

The Company advises the Staff that on February 26, 2015, the Company and DVB Bank entered into a supplemental facility agreement to amend the maturity date for the aggregate balloon installments and to discharge the mortgage of the M/V Pisti as a result of the non-monetary exchange of this vessel with the M/V Mamitsa, and to pledge as collateral the M/V Mamitsa thereunder. The Company assessed the supplemental facility agreement under ASC 470 and concluded that the amendment qualified for modification accounting as there were no changes to the borrowers and the lender, the amended cash flows did not exceed the 10% threshold referred to in ASC 470, and the fair values of the exchanged collateral were the same at the date of refinancing.

U.S. Securities and Exchange Commission

June 19, 2015

In response to the Staff’s comment, the Company has revised the referenced disclosure throughout the First Amended Registration Statement to clarify that the amendments under the supplemental agreement qualified for modification accounting under ASC 470.

* * * * *

If you have any questions or comments concerning the enclosed, please feel free to telephone the undersigned at (212) 574-1223, Edward S. Horton, Esq. at (212) 574-1265 or Filana Silberberg, Esq. at (212) 574-1308.

Very truly yours,

SEWARD & KISSEL LLP

By	/s/ Gary J. Wolfe
Gary J. Wolfe, Esq.